FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending October 2015

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc

 Notification of Transactions of Directors, Persons Discharging
Managerial Responsibilities or Connected Persons

The Administrators of the GlaxoSmithKline 2009 Performance Share Plan (the 'Plan') notified GlaxoSmithKline plc ('GSK') on 19 October 2015 that the under-mentioned Directors, Persons Discharging Managerial Responsibilities ('PDMR') and Connected Persons acquired notional Ordinary Shares at a price of 1268.00 pence per Ordinary Share and American Depositary Shares ('ADSs') at a price of $38.74 per ADS, following the notional re-investment of the dividend paid to shareholders on 1 October 2015.

Director/PDMR	Ordinary Shares	ADSs
Sir Andrew Witty	20,795.027
Dr M M Slaoui		6,024.851
Mr S Dingemans	9,032.509
Mr R G Connor	4,050.334
Mr N Hirons	649.011	221.244
Mr S A Hussain	8,490.521
Mr D S Redfern	3,080.089
Ms C Thomas	4,280.313
Mr P C Thomson	2,185.682
Mr D E Troy		3,748.095
Dr P J T Vallance	9,114.322
Ms E Walmsley	6,163.729
Mrs V A Whyte	574.634

Connected Person	Ordinary Shares	ADSs
Dr K Slaoui (Connected Person to Dr M M Slaoui)		97.460
Mrs K Thomson (Connected Person to Mr P C Thomson)	54.238

The notional dividends accrued will be paid out in proportion to the percentage of participants' Plan holdings that vest following the end of the relevant measurement period.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a) and (c).

V A Whyte
Company Secretary

20 October 2015

                                                                                                                                                                            SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: October 20, 2015

By: VICTORIA WHYTE
----------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc